# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alphatime Acquisition Corp, CIK 0001889106
CUSIP: G0223V105
Title of class of securities: Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: 500 5th Avenue, Suite 938, New York, New York (NY), 10110
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-006418
Filed by CIK 0001549230

## Reporting persons
- Boothbay Fund Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 188,093; sole dispositive power 0; shared dispositive power 188,093; aggregate amount beneficially owned 188,093 (2.8% of the class)
  Comment: Please see note in Item 4(a)
- Boothbay Absolute Return Strategies, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 188,093; sole dispositive power 0; shared dispositive power 188,093; aggregate amount beneficially owned 188,093 (2.8% of the class)
  Comment: Please see note in Item 4(a)
- Ari Glass: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 188,093; sole dispositive power 0; shared dispositive power 188,093; aggregate amount beneficially owned 188,093 (2.8% of the class)
  Comment: Please see note in Item 4(a)

## Item 1. Issuer
Name of issuer: Alphatime Acquisition Corp
Address of issuer's principal executive offices: 500 5th Avenue, Suite 938 New York, NY 10110

## Item 2. Person Filing
Name of person filing:
Boothbay Fund Management, LLC*

Boothbay Absolute Return Strategies, LP*

Ari Glass*
Address of principal business office or, if none, residence:
140 East 45th Street, 16th Floor

New York, NY 10017
Citizenship:
Boothbay Fund Management, LLC - Delaware

Boothbay Absolute Return Strategies, LP - Delaware

Ari Glass - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Boothbay Fund Management, LLC - 188,093*

Boothbay Absolute Return Strategies, LP - 188,093*

Ari Glass - 188,093*

*The Ordinary Shares, par value $0.0001 (the "Shares") of Alphatime Acquisition Corp reported herein are held by one or more private funds (the "Funds"), which are managed by Boothbay Fund Management, LLC, a Delaware limited liability company (the "Adviser"). Ari Glass is the Managing Member of the Adviser. The Adviser has delegated to certain subadvisors (collectively, "Subadvisors") the authority to act on behalf of the Funds, including the sole authority to vote and direct the disposition of certain Shares held by the Funds, and such Shares may be reported in regulatory filings made by such Subadvisors.

However, this report is being made to the extent that, for the purposes of Reg. Section 240.13d-3, the reporting persons herein are deemed to beneficially own the Shares reported herein. The filing of this report shall not be deemed an admission, for purposes of Section 13(f), 13(d), 13(g) or 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise, that the Adviser, the Funds, Ari Glass or any other person has beneficial ownership of any securities reported herein and, notwithstanding the inclusion of any security in this report, the Adviser, the Funds, and Ari Glass expressly disclaim beneficial ownership of any security reported herein, except to the extent of the Adviser's, the Funds', or Ari Glass's pecuniary interest therein (if any), with respect to the Shares which the Adviser has delegated sole investment and voting discretion to a Subadvisor and does not presently have the right to terminate such delegation within sixty days.
Percent of class:
Boothbay Fund Management, LLC - 2.8%*

Boothbay Absolute Return Strategies, LP - 2.8%*

Ari Glass - 2.8%*
Sole power to vote or to direct the vote:
Boothbay Fund Management, LLC - 0

Boothbay Absolute Return Strategies, LP - 0

Ari Glass - 0
Shared power to vote or to direct the vote:
Boothbay Fund Management, LLC - 188,093*

Boothbay Absolute Return Strategies, LP - 188,093*

Ari Glass - 188,093*
Sole power to dispose or to direct the disposition:
Boothbay Fund Management, LLC - 0

Boothbay Absolute Return Strategies, LP - 0

Ari Glass - 0
Shared power to dispose or to direct the disposition:
Boothbay Fund Management, LLC - 188,093*

Boothbay Absolute Return Strategies, LP - 188,093*

Ari Glass - 188,093*

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Boothbay Fund Management, LLC: /s/ Ari Glass, Ari Glass, Managing Member (02/13/2025)
- Boothbay Absolute Return Strategies, LP: /s/ Ari Glass, Ari Glass, Managing Member of Boothbay Fund Management, LLC, its investment manager (02/13/2025)
- Ari Glass: /s/ Ari Glass, Individually (02/13/2025)